Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

February 27, 2020
David L. Orlic, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20002

Re:	Nuveen Churchill BDC Inc.
Form 10
File No. 000-56133
Dear Mr. Orlic:
On behalf of Nuveen Churchill BDC Inc. (the “Company”), set forth below are the Company’s responses to the additional oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on February 19, 2020 and February 20, 2020 regarding Amendment No. 1 to the Company’s registration statement on Form 10 (File No. 000-56133) (the “Registration Statement”) filed on January 29, 2020. The Staff’s comments are set forth below and are followed by the Company’s responses.

1.
In future periodic filings, please revise the introductory language under the heading “Payment of our Expenses” in the “Business – Investment Advisory Agreement” section of the Registration Statement to further clarify the distinction between the expenses that the Company will bear and the expenses that the Company’s investment adviser will bear.

Response: The Company confirms to the Staff that in future periodic filings it will revise the introductory language under the heading “Payment of our Expenses” to read as follows:
The Adviser, the Sub-Adviser and their affiliates are responsible for the compensation and routine overhead expenses allocable to personnel providing investment advisory and management services to the Company. The Company will bear all other out-of-pocket costs and expenses of its operations and transactions, including those costs and expenses incidental to the provision of investment advisory and management services to the Company (such as items (iii) and (iv) listed below).

2.
In correspondence, please provide the Staff with an explanation of the types of expenses that would be covered under items (iii) and (iv) under the heading “Payment of our Expenses” in the “Business – Investment Advisory Agreement” section of the Registration Statement.

Response: The Company advises the Staff that items (iii) and (iv) under the heading “Payment of our Expenses” in the “Business – Investment Advisory Agreement” section of the Registration Statement (“Items (iii) and (iv)”) include expenses that relate to the gathering of information relative to portfolio companies and prospective investments. This includes efforts extended by the Company’s investment adviser (the “Adviser”) and by third parties. The efforts of such third parties do not involve investment recommendations or any other

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David L. Orlic, Senior Counsel February 27, 2020 Page 2

form of investment advice. Specifically, expenses incurred under Items (iii) and (iv) give the Adviser access to industry and market research and developments with respect to sectors in which the Company invests, as well as diligence on potential and existing portfolio companies. Examples of such expenses include hiring consultants to collect market data, accessing studies that analyze key customers of portfolio companies, and engaging insurance analysts to assess trends, costs and risk exposure of a potential or existing portfolio company and how insurance underwriters assess such risk.
These costs can be incurred either by the Adviser and its affiliates, or directly by third-party service providers that the Adviser engages on behalf of the Company. For example, an employee of the Adviser may travel to a prospective portfolio company to conduct a site visit for diligence purposes. The Adviser may also hire a third-party service provider to conduct a background check on key employees of a prospective portfolio company during the diligence process. In either case, those expenses would be covered by the Company, or allocated to the Company and other funds on the Adviser’s platform pursuant to the Adviser’s expense allocation policy, as appropriate.
The Company further advises the Staff that Items (iii) and (iv) do not include costs for providing investment advice of any kind to the Company because none of the aforementioned third-party expenses are incurred for the purpose of providing the Company or the Adviser advice as to whether to buy or sell an investment, how much to invest, or how to structure the terms of any particular investment.
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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Vlad Bulkin at (202) 383-0815.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Sally Samuel, Esq., Branch Chief Christian T. Sandoe, Esq., Assistant Director John D. McCally, Esq., Managing Director and Associate General Counsel, Nuveen Vlad M. Bulkin, Esq. Anne G. Oberndorf, Esq.